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Meadows Italiano

Italian Restaurant

823 Oakridge Farm Hwy
Mooresville, NC 28115
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THE PITCH
Meadows Italiano is seeking investment to open a fast-casual pizza and sub shop in Mooresville, North Carolina.
Generating RevenueFirst LocationOperating Pop-ups
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Early Investor Bonus: The investment multiple is increased to 2× for the next $10,000 invested.
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INVESTOR PERKS

Meadows Italiano is offering perks to investors. You earn perks based on your total investment amount in this business.

Free Pizza or Sub for 12 months Invest $1,500 or more to qualify. 25 of 25 remaining

Free 12" pie or 10" sub or any food item for 12 months.

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THE COMPETITION

We have a mobile arm of the business, and thus an additional revenue stream that no other pizza place appears to be offering in the Mooresville area.

We offer our customers both subs and pizza.
We use fresh, quality ingredients.
We have a mobile cooking oven, and therefore can meet our customers anywhere!
We are designing the concept to be post pandemic proof, offering only to-go and takeout. No interior dining - outside seating only
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THE TEAM

David Cavalier
Partner and Chef

David is an extremely well seasoned chef. His career includes experience at the following establishments:

Salty Sow - Austin TX

Jeffrey's - Mooresville NC

Port City Club - Cornelius NC

Fork - Davidson NC

Kindred - Davidson NC

Capishe: Real Italian Kitchen - Charlotte NC

Vana - Charlotte NC

Jayson Poluka
Partner and Project Manager

Jayson is a founding member of Capiche: Real Italian Kitchen in Charlotte NC. Jayson brings 15+ years of real estate and construction experience with a focus on restaurants and hospitality. He has worked as project manager for a fortune 500 REIT, Macerich, a luxury retail center developer. He has also worked in the interest of the landlord and partnered with world-renowned restaurateurs such as Sam Fox and Danny Meyer.

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OUR STORY

We are a fast-casual Italian restaurant focusing on take-out, as we believe it's the future of dining in a post-pandemic world. Meals are prepared and cooked in under two minutes. Using real ingredients, no natural gas, and a wood-burning oven only to provide our customers with quality food.

We've had a great start at creating a customer base through our pop-up events, which started in late January.
We offer our customers a diverse menu: we can cook other foods such as steaks, veggies, pasta, etc in the oven.
The space we plan to occupy has a high volume of vehicle traffic, with over 600k vehicles per month passing by!
We utilize a mobile cooking oven to prepare our food!
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Working Capital $10,000
Equipment Costs (Mobile and Other) $1,000
Marketing $5,000
Build-out $31,000
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$958,125	$1,053,937	$1,127,712	$1,184,097	$1,219,619
Cost of Goods Sold	$319,375	$351,312	$375,903	$394,697	$406,537
Gross Profit	$638,750	$702,625	$751,809	$789,400	$813,082

EXPENSES

Rent	$21,000	$21,525	$22,063	$22,614	$23,179
Utilities	$6,000	$6,150	$6,303	$6,460	$6,621
Salaries	$150,000	$164,999	$176,548	$185,375	$190,936
Insurance	$3,000	$3,075	$3,151	$3,229	$3,309
Equipment Lease	$1,800	$1,845	$1,891	$1,938	$1,986

Repairs & Maintenance $1,800 $1,845 $1,891 $1,938 $1,986
Legal & Professional Fees $3,000 $3,075 $3,151 $3,229 $3,309
Operating Profit $452,150 $500,111 $536,811 $564,617 $581,756
This information is provided by Meadows Italiano. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
Meadow's Pitch Deck.pdf
Investment Round Status

$50,000

TARGET

$107,000

MAXIMUM

This investment round closes on May 26, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name JBK Ventures LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $10,000 invested
2×
Investment Multiple 1.5×
Business's Revenue Share 3%-6.4%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date April 1, 2026
Financial Condition
No operating history

Meadows Italiano was established in October 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

January 20, 2021 - Design of first upfit location is complete.

March 8, 2021 - GC under contract and starting work in the space.

January 2021 - purchased mobile pizza oven to do catering events. Several successful events to date.

June 1, 2021 - targeted grand opening at first brick and mortar location.

Risk Factors

Acts of God not within our ability to control.

Loss of personal savings due to unforeseen circumstances to keep cash flow injected towards startup costs.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Meadows Italiano to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Meadows Italiano operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Meadows Italiano competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Meadows Italiano's core business or the inability to compete successfully against the with other competitors could negatively affect Meadows Italiano's financial performance.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Meadows Italiano and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Meadows Italiano is a newly established entity and therefore has no operating history from which forecasts could be projected with.

The Company Might Need More Capital

Meadows Italiano might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Meadows Italiano is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Meadows Italiano nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Meadows Italiano's management will coincide: you both want Meadows Italiano to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Meadows Italiano to act conservative to make sure they are best equipped to repay the Note obligations, while Meadows Italiano might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Meadows Italiano, and the revenue of Meadows Italiano can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

You Do Have a Downside

Conversely, if Meadows Italiano fails to generate enough revenue, you could lose some or all of your money.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Meadows Italiano is significantly more successful than your initial expectations.

Subordination

The Notes shall be subordinated to all indebtedness of Meadows Italiano to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Uninsured Losses

Although Meadows Italiano will carry some insurance, Meadows Italiano may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Meadows Italiano could incur an uninsured loss that could damage its business.

Changes in Economic Conditions Could Hurt Meadows Italiano

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Meadows Italiano's financial performance or ability to continue to operate. In the event Meadows Italiano ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Limited Operating History

Meadows Italiano is a newly established entity and has no history for prospective investors to consider.

This information is provided by Meadows Italiano. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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